News Release	AMEX, TSX Symbol: NG

NovaGold Reaffirms Offer for Pioneer Metals Corporation

July 11, 2006 – Vancouver

Highlights

• NovaGold reaffirms its offer to purchase 100% of the common shares of Pioneer for C$0.57 per share in cash.
• The Offer expires at 9:00 p.m., Vancouver time, on July 25, 2006.
• Terms of the Offer remain unchanged.
• Systematic condemnation drill program completed on Grace claims.

NovaGold Resources Inc. (AMEX/TSX: NG) today responded to the Directors’ Circular issued by Pioneer Metals Corporation (TSX: PSM) on July 4, 2006 which recommended rejection of the Offer to purchase 100% of the common shares of Pioneer by NovaGold.

“Based on the Pioneer Directors’ Circular, we see no reason to vary the terms of the NovaGold Offer. We believe it is a fair price, taking into account all of Pioneer’s assets”, stated Rick Van Nieuwenhuyse, President and CEO of NovaGold, “With the recent completion of a systematic condemnation drilling program in the area of the proposed tailings site located on a portion of the Grace claims, we expect to conclusively confirm that there is no economic mineralization present in that area and to proceed with permitting of the site with the Province of British Columbia. We expect to have all assay results from the condemnation drill program before July 25th, 2006.”

The Offer is open for acceptance until 9:00 p.m., Vancouver time, on July 25, 2006 (see the NovaGold news release dated June 19th, 2006 for further details of the Offer).

For more information about NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO	Don MacDonald, CA, Senior Vice President & CFO

Telephone: (604) 669-6227 or Toll Free 1-866-669-6227

The Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-866-833-6977
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Wes Hall: contactus@kingsdaleshareholder.com	Shelly John: contactus@kingsdaleshareholder.com

The Financial Advisor and Dealer Manager for the Offer is RBC Capital Markets

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Toronto, Ontario	Suite 1200
M5J 2N7	San Francisco, California, U.S.A. 94111

Telephone: (416) 842-7728	Toll Free: 1-866-370-5735
Toll Free: 1-866-370-5735

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.